

Mail Stop 4720

March 28, 2018

Robert M. Franko
President and Chief Executive Officer
First Choice Bancorp
17785 Center Court Drive N, Suite 750
Cerritos, CA 90703

>   **Re: First Choice Bancorp**
>   **Draft Registration Statement on Form S-4**
>   **Submitted March 1, 2018**
>   **CIK No. 1716697**

Dear Mr. Franko:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Revise the second paragraph to disclose that the exchange ratio is 0.46531 shares of your stock being exchanged for each share of PCB stock, using "assigned values" for both First Choice and PCB stock so that shareholders will receive $11.400095 in value for each of her shares, subject to the adjustments described below. Because the exchange ratio is otherwise fixed, changes in trading prices for either stock before the closing will not affect the exchange ratio.

2.   You indicate that the merger consideration "is subject to adjustment." Please disclose the current estimate of transaction expenses, shareholders' equity and the allowance for loan losses at the most recent practicable date and indicate if management believes a merger consideration adjustment likely.

3.   In the third paragraph you state that "the value of the per share merger consideration payable to holders of PCB's common stock would have been $105,377,597 and the aggregate merger consideration would have been approximately $112,856,980 on February 23, 2018." Please clarify the basis for these amounts, for example, the aggregate stock consideration is X and aggregate total consideration is Y.

Questions and Answers about the Merger Agreement and the Merger, page 4

4.   You indicate here and throughout the document that the merger consideration is "fixed" whereas the merger agreement is subject to a series of potential adjustments if certain triggers are met. Please revise your document so as to indicate that the merger consideration is fixed, subject to adjustments not related to the trading prices.

Will the holders of outstanding stock options ...., page 4

5.   Advise the staff as to the reason or exemption relied upon to not register the First Choice options to be issued.

Summary, page 7

6.   Please include a chart here, and elsewhere in the document where appropriate, what the figures were for the various triggering events as of December 31, 2017 and as of the most recently completed month prior to the date of your registration statement. If these figures would have triggered a merger consideration adjustment, please indicate what the new merger consideration would be. Also disclose how each adjustment would impact the exchange ratio, such as, $100,000 in additional transaction expenses would change exchange ratio to X.

Conditions that Must Be Satisfied ...., page 9

7.   The first bullet on page 10 indicates 65% while the cover page indicates 85%. Please reconcile.

The Impact of the Tax Reform Act of 2017 on our business is uncertain, page 48

8.   This discussion is to be of "the most significant factors that make the offering speculative or risky." This section appears to be a summary of the Tax Reform Act of 2017. Please revise this section so as to describe how it will impact your business rather than providing a summary. Refer to Item 503(b) of Regulation S-K.

Cautionary Statement Regarding Forward-Looking Statements, page 60

9.   Revise to delete references to 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 as the companies are not reporting companies.

Security Ownership of Certain Beneficial Owners and Management, page 70

10.   Revise to add the address of the Banc Funds. See Item 403(a) of Regulation S-K.

Background of the Merger, page 74

11.   Revise to briefly discuss the terms of each of the offers made by Parties A through F.

12.   Revise the last paragraph on page 75 to briefly discuss how discussions with Parties B
        and D ended.

Opinion of Pacific Commerce Bancorp's Financial Advisor, page 81
Financial Impact Analysis, page 92

13.   Please disclose the certain internal financial projections you refer to as item (iv) in the
        first paragraph on this page.

Opinion of First Choice Bancorp's Financial Advisor, page 93

14.   Please revise the first paragraph on page 97 to add disclosure of Hovdes' prior
        relationships with First Choice similar to the disclosure you provided regarding Pipers'
        relationships in the last paragraph on page 92.

Election of Directors, page 199

15.   Please revise this section, for Messrs. Bhakta, Hui, and Solanki, to briefly discuss the
        specific experience, qualifications, attributes or skills that led to the conclusion that the
        person should serve as a director for the registrant at the time that the disclosure is made,
        in light of the registrant's business and structure. Refer to Item 401(e) of Regulation S-K.

First Choice Bancorp and Subsidiary Consolidated Balance Sheets, page F-1

16.   Please revise to separately present the allowance for loan losses on the face of the balance
        sheet pursuant to Rule 9-03(7) of Regulation S-X.

First Choice Bancorp and Subsidiary Consolidated Statements of Income, page F-2

17.   Please revise to remove "cash dividends per share" from the face of your income
        statements. Refer to ASC 260-10-45-5 and revise as necessary.

Notes to the Consolidated Financial Statements
Note 13 – Earnings Per Share ("EPS"), page F-33

18.   We note from your tabular disclosure on at the bottom of page F-32 (Note 12 – Stock-Based Compensation Plans) that you have outstanding restricted shares as of December 31, 2017 and 2016. We also noted from the example Restricted Stock Award Agreement (paragraph 7, Voting Rights and Dividends) included at the bottom of exhibit 10.6 (2013 Omnibus Stock Incentive Plan) that participants are entitled to receive all dividends and other distributions paid with respect to the shares of restricted stock while they are held. Please tell us how you considered the aforementioned participation rights in your computations of basic and diluted EPS. Refer to ASC 260-10-45-60A and advise or revise here and throughout the registration statement, as necessary.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney